Investcorp India Acquisition Corp

Century Yard, Cricket Square

Elgin Avenue

PO Box 1111

George Town

Grand Cayman, Cayman Islands KY1-1102

May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investcorp India Acquisition Corp

Registration on Form S-1

Filed on April 29, 2022, as amended

File No. 333-257090

To Whom It May Concern,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Investcorp India Acquisition Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 9, 2022, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Investcorp India Acquisition Corp

By:	/s/ Nikhil Kalghatgi
Name: Nikhil Kalghatgi
Title: Principal Executive Officer and Director

cc:    Michael Blankenship, Winston & Strawn LLP